SEC
Mail Processing
Section

DEC 3 0 2021

Washington DC
413

21005011

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-16623

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/20 (MM/DD/YY) AND ENDING 09/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Birkelbach & Co.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8080 Cypress Hollow Ct.
(No. and Street)

Ponte Vedra Beach (City) Fl (State) 32082 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Craig A. Birkelbach (Name) (904) 725-1550 (Area Code – Telephone Number) BirkCo1@Aol.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Pivot CPA's P.A.
(Name – if individual, state last, first, and middle name)

238 Ponte Vedra Park Dr. (Address) Ponte Vedra Beach (City) Fl (State) 32082 (Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig A. Birkelbach, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Birkelbach & Co, as of September 30, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CHERYL DIANE HUTCHENS
Commission # GG 945340
Expires May 8, 2024
Bonded Thru Troy Fain Insurance 800-385-7019

Signature: [signature]

Title: President

Cheryl Diane Hutchens
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Birkelback & Co.

Financial Statements

Year ended September 30, 2021

Birkelbach & Co.

Table of Contents

PIVOT CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
Birkelbach & Co.
Jacksonville, Florida

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Birkelbach & Co. (the "Company") as of September 30, 2021, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, and Schedules II and III, Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 and Information Relating to Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Pivot CPAs

We have served as the Company's auditor since 2021
Ponte Vedra Beach, Florida
December 23, 2021

Birkelbach & Co.
Statement of Financial Condition

		September 30, 2021
Assets		
Current assets:		
Cash in bank	$	7,105
Accounts receivable		-
Total assets	$	7,105
Liabilities and Shareholders' Equity		
Accounts payable and accrued expenses	$	-
Commitments and contingencies (Note 7)		
Shareholders' equity:		
Common stock, $10 par, 500 shares authorized, 300 issued and outstanding		3,000
Retained Earnings		4,105
Total shareholders' equity		7,105
Total liabilities and shareholders' equity	$	7,105

The accompanying notes are an integral part of these financial statements

Birkelbach & Co.
Statement of Operations

		Year Ended September 30, 2021
Commissions and fees	$	83,533
Cost of sales - commission expense		62,860
Gross profit		20,673
Expenses		
General and administrative		4,680
Bank fees		17
Licenses, dues, and registration		3,495
Professional fees		2,462
SEC penalty		10,000
Total operating expenses		20,654
Operating income		19
Other income		
Interest income		-
Provision for income taxes		-
Net income	$	19

The accompanying notes are an integral part of these financial statements

Birkelbach & Co.
Statement of Changes in Shareholders' Equity

	Common Stock	Retained Earnings	Total Shareholders' Equity
Balance at October 1, 2020	$ 3,000	$ 4,086	$ 7,086
Net income	-	19	19
Balance at September 30, 2021	$ 3,000	$ 4,105	$ 7,105

The accompanying notes are an integral part of these financial statements

Birkelbach & Co.
Statement of Cash Flows

		Year Ended September 30, 2021
Cash flows from operating activities:		
Net income	$	19
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in accounts receivable		-
Net cash provided by operating activities		19
Cash, beginning of year		7,086
Cash, end of year	$	7,105

The accompanying notes are an integral part of these financial statements

1. Nature of Operations:

Birkelbach & Co. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is incorporated in the State of Florida and formed in 1971. The Company does not carry security account for customers or perform custodial function relating to client securities.

2. Summary of Significant Accounting Policies:

Revenue from Contracts with Customers

The Company introduces its clients, generally high wealth individuals, to registered open end investment companies (mutual funds). Referral agreements with registered investment companies provide for referral fees to be paid to the Company based primarily on the amount of assets under management that were referred by the Company. The Company recognizes referral fees from these registered investment companies at a point in time during the period the assets are under management of the mutual fund.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At September 30, 2021, there were no cash equivalents.

Income Taxes

The Company uses the liability method to account for income taxes. Deferred income taxes are determined to reflect tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. The Company has no deferred tax attributes as of September 30, 2021 or 2020.

Management has reviewed and evaluated the relevant technical merits of its tax positions in accordance with accounting principles generally accepted in the United States of America for accounting for uncertainty in income taxes and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company. The Company is generally no longer subject to U.S. federal or state income tax examinations by tax authorities for tax years before 2017.

2. Summary of Significant Accounting Policies (Continued):

Recently Adopted Accounting Pronouncements

Revenue from Contracts with Customers (Topic 606 or ASC 606). The Company adopted the requirements of ASC 606 effective October 1, 2020. The Company determined that prior accounting policies and procedures for recognizing revenue were consistent with ASC 606, accordingly, there was no impact on the financial statements of the Company from the adoption of ASC 606.

Recently Issued Accounting Standards – Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases, ("ASU 2016-02"). ASU 2016-02 requires lessees to recognize assets and liabilities for most leases. All leases will be required to be recorded on the balance sheet with the exception of short-term leases. Early application is permitted. ASU 2016-02 is effective for the Company's financial statements for the year ending September 30, 2023. The Company believes that ASU 2016-02 will have no material effect as the Company is not a party to any leases.

3. Related Party Transactions:

Cost of Sales - Commission Expense

The Company pays a commission to a shareholder for the generation of all referral sales to registered investment companies. Generally, the commission is equal to an amount which results in break-even net income.

Expense Sharing

The Company has an expense sharing agreement with Birkelbach & Associates, a related party company owned by a shareholder of the Company. Pursuant to the expense sharing agreement, general and administrative expenses are allocated between the Company and Birkelbach & Associates based on management's estimate of utilization between the companies. During the year ended September 30, 2021, the Company's share of allocated expenses was $4,680 which is classified as general and administrative expense in the accompanying statement of operations.

4. Concentration of Credit Risk:

Financial instruments that subject the Company to significant concentrations of credit risk primarily consist of cash and cash equivalents. The Company maintains its demand and time deposits in a single financial institution which, at times, may exceed federally insured limits however cash, cash equivalents and short-term investments are held by well-capitalized financial institutions and the Company believes it is not exposed to any significant credit risk related to these deposits.

The Company earned approximately 87% of its revenue from one registered investment company during the year ended September 30, 2021.

5. Net Capital Requirement:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital equal to the greater of $5,000 or 6.66% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to regulatory net capital not exceed 12 to 1. As of September 30, 2021, the Company had a net capital requirement of $5,000.

As of September 30, 2021, the Company had net capital of $7,105 which was $2,105 in excess of the required net capital. The Company had no aggregate indebtedness at September 30, 2021.

6. Rule 15c3-3:

The Company is not subject to Rule 15c3-3 and does not claim an exemption pursuant to subparagraph k(2)(i) of the Rule in accordance with its FINRA membership agreement. The Company relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 as its business activities are limited to introducing individuals to registered investment companies as part of pre-negotiated referral agreements. The Company neither directly nor indirectly received, held, or otherwise owed funds or securities for or to customers, and did not carry accounts of or for customers; and did not carry accounts during the year ended September 30, 2021.

7. Commitments and Contingencies:

The Company can be subject to litigation, arbitration settlements and regulatory assessments which arise in the ordinary course of business as a registered broker-dealer. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable. In the opinion of management, there are no outstanding matters at September 30, 2021 requiring contingent loss recognition.

8. Subsequent Events:

The Company has evaluated events occurring after September 30, 2021, the date of the most recent financial statements, for possible adjustments to the financial statements or disclosures through December 23, 2021, which is the date the financial statements were available to be issued. There were no subsequent events to recognize or disclose.

Supplemental Information

Birkelbach & Co.

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
September 30, 2021

		September 30, 2021
Net Capital		
Total shareholders' equity	$	7,105
Deductions:		
Non allowable assets		
Accounts receivable		-
Net capital	$	7,105
Aggregate indebtedness		
Accounts payable, accrued expenses and due to affiliates		-
Total aggregate indebtedness	$	-
Computation of basic net capital requirement		
Minimum net capital required based on aggregate indebtedness	$	-
Minimum stautory net capital requirement	$	5,000
Excess net capital	$	2,105
Rstio of aggregate indebtedness to net capital		0%

There are no material differences between the preceding calculation and the Company's corresponding unaudited Part II A of Form X-17A-5 as of September 30, 2021.

Birkelbach & Co.

Schedule II - Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934
September 30, 2021

The Company is not subject to Rule 15c3-3 and does not claim an exemption pursuant to subparagraph k(2)(i) of the Rule in accordance with its FINRA membership agreement. The Company relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company neither directly nor indirectly received, held, or otherwise owed funds or securities for or to customers, and did not carry accounts of or for customers; and did not carry PAB accounts during the year ended September 30, 2021.

Birkelbach & Co.

Schedule III - Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934
September 30, 2021

The Company is not subject to Rule 15c3-3 and does not claim an exemption pursuant to subparagraph (k) of the Rule in accordance with its FINRA membership agreement. The Company relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company neither directly nor indirectly received, held, or otherwise owed funds or securities for or to customers, and did not carry accounts of or for customers; and did not carry PAB accounts during the year ended September 30, 2021.

Birkelbach & Co.
2021 Fiscal Year Exemption Report

Birkelbach & Co. CRD#: 5896 SEC#: 8-16623, (the "Firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

1. The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3.

2. The Firm is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Firm limits its business activities exclusively to introducing clients to registered investment companies as part of a pre-negotiated commission sharing arrangement. While engaging in this sole business activity, the firm neither directly nor indirectly received, held, or otherwise owed funds or securities for or to customers, and did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the 2021 fiscal year without exception.

Craig A. Birkelbach, President

PIVOT
CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
Birkelbach & Co.
Jacksonville, Florida

We have reviewed management's statements, included in the accompanying Birkelbach & Co. 2021 Fiscal Year Exemption Report, in which (1) Birkelbach & Co., Inc. (the "Company") does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and (2) the Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company limits its business activities exclusively to introducing individuals to registered investment companies as part of a pre-negotiated commission sharing arrangement and the Company; (a) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (b) did not carry accounts of or for customers; and (c) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the 2021 fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934 and in reliance of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Pivot CPAs

Ponte Vedra Beach, Florida
December 23, 2021

238 Ponte Vedra Park Drive, Ponte Vedra Beach, FL 32082 | T:904-280-2053 | F:904-280-2055 | PivotCPAs.com

PIVOT CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
Birkelbach & Co.
Jacksonville, Florida

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2021. Management of Birkelbach & Co. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries. We found no differences as a result of the procedures.

2. We compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended September 30, 2021. We found no differences as a result of the procedures.

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. We found no differences as a result of the procedures.

4. We recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments. We found no differences as a result of the procedures.

5. We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. We found no differences as a result of the procedures.

238 Ponte Vedra Park Drive, Ponte Vedra Beach, FL 32082 | T:904-280-2053 | F:904-280-2055 | PivotCPAs.com

PIVOT
CPAs

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Pivot CPAs

Ponte Vedra Beach, Florida
December 23, 2021